Filed by Raytheon Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Raytheon Company
Commission File No.: 001-13699
Date: September 23, 2019

EVERY VOTE COUNTS! Vote today to approve the merger with United Technologies! The Special Meeting will be held on October 11, 2019. Your vote is very important. You can vote your shares by internet, phone or mail. Simply follow the instructions on the enclosed form. For your convenience, we've highlighted where you can find your unique Control Number. THREE WAYS TO VOTE ONLINE PHONE MAIL WWW.PROXYVOTE.COM VOTE BY PHONE 1-800-690-6903 VOTE BY MAIL USE THE ENCLOSED FORM AND PREPAID ENVELOPE

Raytheon | United Technologies

Define the Future of Aerospace and Defense

Vote to Approve the Merger with United Technologies Today

Vote Today – Every Vote Counts

We have not yet received your vote for the October 11, 2019 Special Meeting of Shareholders. You should have previously received notice of the Special Meeting and a copy of the proxy statement (either in hard copy or via an email).

You can review the proxy statement at raytheon.com/proxy and vote by mail, internet or phone.

VOTE BY MAIL

Submit your proxy using the **prepaid envelope provided**

VOTE ONLINE*

www.proxyvote.com

VOTE BY PHONE*

(U.S. SHAREHOLDERS ONLY)

1.800.690.6903

*To vote online or by phone, you will need to use the control number on the enclosed form.

If you have questions or need assistance voting your shares, please contact the firm assisting us in the solicitation of proxies.

D.F. KING
An AST Company

RTN@dfking.com
1.866.416.0576 (Toll-free)
+1.212.269.5550 (Collect)

WHY SHOULD I VOTE?

The approval of the shareholders of United Technologies and Raytheon is required for the transaction to close.

This means you have an important say in the destiny of Raytheon. **Every vote is important.** Adoption of the merger agreement by Raytheon shareholders requires the affirmative vote of holders of a majority of the shares of Raytheon common stock outstanding and entitled to vote at the Raytheon Special Meeting.

A vote "FOR" the proposals listed in the enclosed form is a vote to create a premier systems provider with the potential to chart the future course of the aerospace and defense industry. The proxy statement provides important additional information.

WHO CAN VOTE?

Everyone who owns shares as of September 10, 2019 is eligible to vote.

Shares may be held either directly or through a broker or the Raytheon Savings and Investment Plan. Shares in each type of account must be voted separately.

WHEN CAN I VOTE?

The Raytheon Special Meeting of Shareholders is scheduled for October 11, 2019. **Please vote promptly without delay.** Telephone and internet voting instructions must be submitted by 11:59 pm ET on October 10, 2019 for most shareholders. See the enclosed form for more details.

HOW CAN I VOTE?

Raytheon shareholders have been provided three convenient ways to vote. They can submit the enclosed form with the postage-paid envelope or use the control number on the form to vote by Internet or phone (U.S. only). If you have any questions, contact D.F. King (details above).

If holders of shares held directly or through a broker do not vote their shares or instruct their broker as to how they want to vote, it will have the effect of a vote against the merger proposal.

VOTE TODAYUsing the enclosed voting form “FOR” the proposals listed  Cautionary Statement Regarding Forward-Looking StatementsThis communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the Rockwell Collins acquisition, the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the combined company of its common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities;(10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti- corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/ or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s shareowners and Raytheon’s stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties  related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax- free to UTC and UTC’s shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness;(30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the joint proxy statement/ prospectus (defined below) and the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.  Additional Information and Where to Find ItIn connection with the proposed merger, on September 4, 2019, UTC filed with the SEC an amendment to the registration statement on Form S-4 originally filed on July 17, 2019, which includes a joint proxy statement of UTC and Raytheon that also constitutes a prospectus of UTC (the “joint proxy statement/ prospectus”). The registration statement was declared effective by the SEC, and UTC and Raytheon commenced mailing the joint proxy statement/prospectus to shareowners of UTC and stockholders of Raytheon on or about September 10, 2019. Each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or Form S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEYCONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www. sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02451, by telephoneat 1-781-522-5123 or by email at invest@raytheon.com.  Participants in the SolicitationUTC and Raytheon and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should carefully read the joint proxy statement/prospectus before making any voting or investment decisions. Youmay obtain free copies of these documents from UTC or Raytheon as indicated above.  No Offer or SolicitationThis communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.